

Mail Stop 7010   January 24, 2008

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re: VeraSun Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed December 24, 2007**
> **File No. 333-148315**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 12, 2007**
> **File No. 1-32913**
>
> **Annual Report on Form 10-K**
> **For The Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 1-32913**
>
> **Quarterly Report on Form 10-Q**
> **For The Period Ended September 30, 2007**
> **Filed on November 14, 2007**
> **File No. 1-32913**
>
> **Current Report on Form 8-K/A**
> **Filed on November 2, 2007**
> **File No. 1-32913**

Dear Mr. Endres:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 Filed on December 24, 2007

General

1. Please limit the outside cover page of your prospectus to one page. Please remove information that is not required by Item 501(b) of Regulation S-K or otherwise key to an investment decision.

2. Please provide us with all materials prepared by the financial advisors to VeraSun and US BioEnergy and provided to their respective Boards of Directors. In particular, please provide us with copies of the board books and all transcripts, summaries, and video presentations. We may have further comments based on our review of these materials.

3. Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

4. We note the omitted information throughout your filing. Please provide all information not subject to Rule 430A prior to effectiveness.

Questions and Answers About the Merger, page 1
What are the tax consequences of the merger to me?, page 5

5. Please delete the statement that "it is intended that the merger will qualify as a reorganization" and state that counsel opines it will be a reorganization. Please also identify counsel. Please also comply on pages 6 and 7 of the summary.

Prospectus Summary, page 6

6. Please disclose the total amount of the merger consideration based upon a recent practicable date.

7. Please quantify the number of outstanding US BioEnergy options that VeraSun will assume pursuant to the merger.

Risk Factors, page 23

New plants under construction or decreases in the demand for ethanol . . . , page 36

  8. Please define the acronym "BGY."

VeraSun's, US BioEnergy's and the combined company's debt levels . . . , page 42

  9. On page 43, please clarify the fifth and seventh bullet points to demonstrate how
      each is a unique risk or combine them.

VeraSun and US BioEnergy, are and the combined company will be, subject to financial
reporting . . . , page 44

  10. In the caption, please cite that both companies have experienced material
      weaknesses in their internal controls. Please address in this risk factor the effect
      of material weaknesses on investors' ability to rely on financial statements.

Background to the Merger, page 59

  11. Your discussion of the background does not appear to discuss the negotiation of
      the material terms of the merger agreement, other than the exchange ratio. Please
      revise to specifically explain the issues that were discussed and the actions taken,
      if any. Please also expand on items discussed at meetings. For example, identify
      the alternatives available to US BioEnergy and Vera Sun, the potential synergies
      of the merger, potential benefits to each company, and the risks to achieving
      them.

Opinions of Financial Advisors, page 68

  12. For the fairness opinions of the financial advisors to VeraSun and US BioEnergy,
      please disclose the following information:

      •   The method of selection of the financial advisor. See Item 1015(b)(3) of
          Regulation S-K.
      •   A statement as to whether or not the fairness opinion was approved or issued
          by a fairness committee. See FINRA Rule 2290.

  13. Please describe how the results of each of the analyses relate to the exchange ratio
      in the merger.

Opinion of US BioEnergy's Financial Advisor, page 75

14. On page 82, we note that a portion of UBS' fee is payable in connection with UBS' opinion and a portion is contingent on the consummation of the merger. Please quantify these portions.

Material United States Federal Income Tax Consequences of the Merger, page 87

15. Please revise to state each counsel's opinion. Please delete the statement that you will receive opinions "substantially to the effect that the merger will qualify as reorganization." Please also delete statements that "in general, upon the exchange . . . , a U.S. holder will generally not recognize any gain or loss."

Legal Proceedings Regarding the Merger, page 91

16. Please disclose the date the class action lawsuit was brought by Paul D. Blumstein in the Circuit Court of the Sixth Judicial Circuit in Pierre, South Dakota.

Unaudited Condensed Combined Pro Forma Financial Statements, page 110

17. We note the disclosures related to the preliminary purchase price allocation for US BioEnergy on page 118. Please revise the notes to the pro forma financial statements to address the nature of any potential tangible and identifiable intangible assets. If it is reasonably possible that the final purchase price allocation will have a material impact on the pro forma financial statements, please quantify and discuss the range of possible results. In addition, please disclose and discuss the factors that contribute to a purchase price that will result in the recognition of goodwill.

18. Refer to adjustment (a) on page 119. It is not clear to us how the elimination of management salaries is factually supportable. It appears to us that it may not be appropriate to assume that, absent such salaries, the historical results would be unchanged. Please clarify or revise.

19. Refer to adjustment (d) on page 119. It is not clear to us what transactions occurred at the ASAB level or why eliminating them from the pro forma financial statements are appropriate and factually supportable. It is not clear to us why it is appropriate to assume that no such costs would have been incurred by the stand-alone operating entity. Based on the ASAB level transactions, it is also not clear to us if the historical financial statements you presented in the Form 8-K/A dated August 17, 2007, filed on November 2, 2007, comply with Rule 3-05 of Regulation S-X. Please clarify or revise. In addition, it is not clear to us where or how: additional interest expense related to the debt you assumed in the acquisition of ASA or a reduction in interest income related to the cash you used to acquire ASA are reflected in the pro forma financial statements. Please clarify or revise.

20. Refer to adjustments (e) and (f) on page 119. It is not clear to us how the elimination of management salaries and management fees is factually supportable. It appears to us that it may not be appropriate to assume that, absent such salaries and fees, the historical results would be unchanged. Please clarify or revise.

21. Refer to notes (j), (k), (l) and (m) on page 119. Please revise the disclosures on page 114 to separately present each pro forma adjustment so that it can be easily reconciled with the related disclosure on page 119.

22. We note the disclosures related to the pro forma balance sheet adjustments on page 120. We also note the material amount of property and equipment being constructed for which depreciation expense is not yet fully reflected in the historical and pro forma financial statements and the additional debt for which interest expense is not yet fully reflected in the historical and pro forma financial statements. Please revise the notes to the pro forma financial statements to: quantify the amount of property and equipment for which depreciation expense is not fully reflected; disclose when the facilities under construction were or are expected to be complete; quantify the expected increase in depreciation expense when the facilities are complete; and quantify the expected increase in interest expense as a result of the additional debt.

Where You Can Find More Information, page 136

23. We note your disclosure regarding the Public Reference Room at the Securities and Exchange Commission. Please use the SEC's new address at 100 F Street, NE, Washington, DC 20549.

Historical Financial Statements – Platte Valley Fuel Ethanol, LLC

24. Based on the date that Platte Valley was acquired by US BioEnergy, it is not clear to us how you determined that unaudited current and comparative interim financial statements for the periods ended 3/31/06 and 3/31/05 are not required under Rule 3-05 of Regulation S-X. Please advise or revise.

Information With Respect to US BioEnergy Corporation, Annex 6

Description of Business, page A6-1

25. We note your reference to your trademarked US Bio Process Technology. Please discuss the importance of this process to your business segment. See Item 101(c)(iv) of Regulation S-K.

Legal Proceedings, page A6-8

26. We note your disclosure regarding certain claims brought against US BioEnergy and others by a former shareholder of Platte Valley. Please name the court in which these claims were filed and the type of relief sought by the plaintiff. See Item 103 of Regulation S-K.

Equity Compensation Plan Information as of December 31, 2006, page A6-9

27. Please provide all information contemplated by Item 201 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page A6-9

Results of Operations, page A-14

28. Throughout this section, please revise to ensure that you discuss the extent to which increases in net sales and revenues are attributable in increases in prices or volume. See Item 303(a)(3)(iii) of Regulation S-K.

Compensation Philosophy and Objectives, page A6-40

29. We note that Mercer Human Resource Consulting helped the Compensation Committee to identify a competitive industry-based peer group. Please identify this peer group. See Item 402(b)(2)(xiv) of Regulation S-K.

Policy Regarding Related Person Transactions, page A6-55

30. Please state whether this policy is in writing. If not in writing, please state how the policy is evidenced. See Item 404(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed on April 12, 2007

Directors, page 10

31. In future filings, for Steven T. Kirby and Paul A. Schock, please provide each person's principal business employment experience during the past five years, including his principal occupations and employment. See Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 12

32. Given your pay for performance culture, please discuss your policies, if any, regarding the adjustment or recovery of an award or payment if the relevant performance measures upon which the award or payment is based is restated or

otherwise adjusted in a manner that would reduce the size of the award or payment. See Item 402(b)(2)(viii) of Regulation S-K.

33. We note that the Compensation Committee considers, when setting base salaries, the median salary levels paid to executives in positions of similar responsibility at peer companies. In future filings, please disclose these peer companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Bonus, page 13

34. In future filings, please identify and quantify all performance measures.

Annual Report on Form 10-K For The Fiscal Year Ended December 31, 2006

Selected Financial Data, page 25 and MD&A, page 27

35. We note your presentation of the non-GAAP measure EBITDA. Based on your disclosures, it is not clear to us if you consider EBITDA to be both a performance measure and a liquidity measure. If you believe EBITDA is a performance measure and a liquidity measure, please revise future annual and quarterly filings to: reconcile it to operating cash flows; always present investing and financing cash flows when you present operating cash flows; and revise the inconsistencies in the narrative disclosures. If you believe EBITDA is only a performance measure, please revise future annual and quarterly filings to: not present cash flows; and revise the inconsistencies in the narrative disclosures.

Capital Expenditures, page 35

36. In future filings, please disclose the sources of funding for the $400 million to $450 million you plan to spend. See Item 303(a)(2) of Regulation S-K.

Cash Flow Statement, page 45

37. Please tell us how you have reflected the change in restricted cash held in escrow during the fiscal year ended December 31, 2006 and the nine-month period ended September 30, 2007 in your statements of cash flows and explain how your presentation complies with SFAS 95.

Controls and Procedures, page 76

38. In future filings, please disclose when these material weaknesses first began.

Quarterly Report on Form 10-Q For the Period Ended September 30, 2007

Note 1 – Revenue Recognition, page 6

39. Please explain to us the factors that result in a different revenue recognition policy for sales to Cargill.

Note 2 – Acquisition, page 7

40. Please tell us if or when the purchase price allocation related to the acquisition of ASA is or is expected to be finalized. Based on the current disclosures, we note the significant allocation to goodwill. We also note that ASA was a development stage entity with no revenues when it was acquired. Please help us fully understand why no additional tangible and intangible assets appear to have been identified and why the acquisition of a development stage entity would result in considerable goodwill.

Note 8 – Income Taxes, page 11

41. We note your discussion of the examination by the Internal Revenue Service. Please explain to us why you have not quantified the magnitude of the potential impact of the proposed adjustments on your financial statements. Please tell us the likelihood, under paragraph 3 of SFAS 5, that this matter will result in a material loss.

Current Report on Form 8-K/A Filed on November 2, 2007

42. It is not clear to us how you determined that unaudited comparative interim financial statements for the period ended 6/30/06 are not required under Rule 3-05 of Regulation S-X. Please advise or revise.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Faiza J. Saeed, Esq.
       Cravath, Swaine & Moore LLP
       Worldwide Plaza
       825 Eighth Avenue
       New York, New York 10019